UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-40753

ICECURE MEDICAL LTD.

(Translation of registrant’s name into English)

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

CONTENTS

On January 7, 2026, IceCure Medical Ltd. (the “Company”) convened its Special General Meeting of Shareholders (the “Meeting”).

At the Meeting, a quorum was present and the shareholders of the Company voted upon and approved, all agenda items that were described in the Company’s proxy statement for the Meeting, which were included in Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission (“SEC”) on December 3, 2025 (the “Proxy Statement”).

The amendments to the Company’s Amended and Restated Articles of Association (the “Articles”), as described in the Proxy Statement, became effective at the Meeting immediately after shareholders’ approval. A copy of the Articles is filed as Exhibit 99.1 hereto and incorporated herein by reference.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-258660, 333-267272 and 333-290046) and Form S-8 (Registration Nos. 333-270982, 333-264578, 333-262620, and 333-281587), filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Amended and Restated Articles of Association of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IceCure Medical Ltd.

Date: January 8, 2026	By:	/s/ Eyal Shamir
		Name:	Eyal Shamir
		Title:	Chief Executive Officer

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